U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: April 29, 2025

Gratus Capital Properties Fund III, LLC

 (the “Company”)

Commission File No. 024-11552

EIN No. 85-4126748

Delaware

(State of other jurisdiction of incorporation or organization)

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

ITEM 3. Material Modification to Rights of Securityholders

Capitalized terms not defined herein have the same meaning as that defined in Article 2 or Section 11.8 of the Amended and Restated Operating Agreement of Gratus Capital Properties Fund III LLC (the “Company”).

On April 28, 2025, GCPF Management LLC (the “Manager”) amended & restated the Company’s Operating Agreement pursuant to provision Section 15.2 of the Company’s Operating Agreement. These changes were in response to comments from the Securities and Exchange Commission’s Office of Real Estate & Construction regarding the Company’s Withdrawal Policy contained in Section 11.8 of the Operating Agreement. After reviewing the relevant regulations, the Company has amended our Withdrawal Policy to bring it in line with guidance provided by various SEC No Action Letters concerning the application tender offer and Regulation M rules to non-trading real estate funds. The primary changes were to tie the amount paid to withdrawing unitholder to the Company’s most recently calculated Net Asset Value of the Company, to stipulate that the Company will in no event pay a premium over the price at which the Company is currently selling Units, and to require the Company’s Withdrawal Policy (or any subsequently adopted Redemption Plan) to suspend operations in the event a secondary market for Company Units develops.

The general effect of these modifications to Section 11.8of the Company’s Operating Agreement will be to change the value paid for Units being withdrawn from a fixed number (the Units' Unreturned Capital Contribution) to a variable number ( “the greater of (1) [95% of] the Company’s most recently determined and published NAV per Unit . . . OR (2) the Units' Unreturned Capital Contribution,” but no more than the per Unit price at which the Company is currently selling Units times the number of Units being withdrawn. Additionally, the Withdrawal policy will not terminate in the event that a secondary market for the Company’s Units develops (which is highly unlikely but theoretically possible).

The Company has amended various other sections of its Operating Agreement as authorized by Section 15.2, including to update its mailing address and principle place of business, to update ownership of its Class C Units (see Item 9 below) acknowledge and add the Form of the Side Letter Agreement which certain Class A Unitholders have entered into with the Company, to clarify that membership records are being maintained by the Company’s transfer agent, to clarify the manner in which the Company calculates the Acquisition Fee and Construction Management Fees payable to its Manager, to fix miscellaneous typos, and to make minor wording changes to improve readability. These amendments are not intended to have any substantive effect on the rights of Class A or Class B Company Units.

The Amended and Restated Operating Agreement is attached to this Current Report as Exhibit 2.1. A redline showing all changes made from the Company’s original Operating Agreement is attached to this current report as Exhibit 2.1R.

ITEM 9. Other Events

As of January 1, 2025, 100% of the Company’s Class C Units, previously owned by Jason Weimer and Robert Barlau in their individual capacity were transferred to GCPF Management LLC, the Company’s Manager, which is Managed by Jason Weimer and Robert Barlau and in which they own a majority interest. This change  does not change the individuals who control the Company or its Manager.

Since the identity of the Class C Unitholder has changed, the Company has updated its side letter agreement to reflect the current owner of the Class C Units. An updated side letter agreement is attached to this Current Report as Exhibit 6.2.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result ofnew information, future developments or otherwise, except as required by law.

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Index to Exhibits

Exhibit 2.1	Amended and Restated Operating Agreement
Exhibit 2.1R	Redline Showing Changes Made by Amended and Restated Operating Agreement
Exhibit 6.2	Updated Side Letter Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gratus Capital Properties Fund III LLC /s/ Jason Weimer By: Jason Weimer Manager of GCPF Management LLC Manager /s/ Robert Barlau By: Robert Barlau Manager of GCPF Management LLC Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities indicated as of April 29, 2025.

Gratus Capital Properties Fund III LLC /s/ Jason Weimer By: Jason Weimer Manager of GCPF Management LLC Manager /s/ Robert Barlau By: Robert Barlau Manager of GCPF Management LLC Manager

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